Annual Report

Cover Page

Name of issuer:

Rentberry, Inc.

Legal status of issuer:

Form: Corporation

Jurisdiction of Incorporation/Organization: DE

Date of organization: 8/28/2015

Physical address of issuer:

201 Spear Street, Ste 1100
San Francsico CA 94105

Website of issuer:

https://rentberry.com

Name of intermediary through which the offering will be conducted:

Wefunder Portal LLC

CIK number of intermediary:

0001670254

SEC file number of intermediary:

007-00033

CRD number, if applicable, of intermediary:

283503

Current number of employees:

30

	Most recent fiscal year-end:	Prior fiscal year-end:
Total Assets:	$3,712,729.00	$4,084,352.00
Cash & Cash Equivalents:	$2,348,421.00	$3,006,637.00
Accounts Receivable:	$900,377.00	$890,280.00
Short-term Debt:	$39,910.00	$412,000.00
Long-term Debt:	$0.00	$0.00
Revenues/Sales:	$38,166.00	$4,398,259.00
Cost of Goods Sold:	$0.00	$583.00
Taxes Paid:	$0.00	($1,631.00)
Net Income:	($1,935,727.00)	$1,769,739.00

Select the jurisdictions in which the issuer intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD,
MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC,
SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V

Offering Statement

Respond to each question in each paragraph of this part. Set forth each question
and any notes, but not any instructions thereto, in their entirety. If disclosure in
response to any question is responsive to one or more other questions, it is not
necessary to repeat the disclosure. If a question or series of questions is
inapplicable or the response is available elsewhere in the Form, either state that it is
inapplicable, include a cross-reference to the responsive disclosure, or omit the
question or series of questions.

Be very careful and precise in answering all questions. Give full and complete
answers so that they are not misleading under the circumstances involved. Do not
discuss any future performance or other anticipated event unless you have a
reasonable basis to believe that it will actually occur within the foreseeable future. If
any answer requiring significant information is materially inaccurate, incomplete or
misleading, the Company, its management and principal shareholders may be liable
to investors based on that information.

THE COMPANY

1. Name of issuer:

Rentberry, Inc.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing
reporting requirements of Rule 202 of Regulation Crowdfunding?

☐ Yes ☑ No

DIRECTORS OF THE COMPANY

4. Provide the following information about each director (and any persons occupying a similar
status or performing a similar function) of the issuer.

Director	Principal Occupation	Main Employer	Year Joined as Director
Oleksiy Lyubynskyy	CEO	Rentberry, Inc.	2015
Denys Golubovskyi	CTO	Rentberry, Inc.	2018
Oleksandr Kotovskov	Head of Design	Rentberry, Inc.	2018

For three years of business experience, refer to Appendix D: Director & Officer
Work History.

OFFICERS OF THE COMPANY

5. Provide the following information about each officer (and any persons occupying a similar
status or performing a similar function) of the issuer.

Officer	Positions Held	Year Joined
Oleksiy Lyubynskyy	President	2015
Oleksiy Lyubynskyy	CEO	2015

For three years of business experience, refer to Appendix D: Director & Officer Work History.

INSTRUCTION TO QUESTION 5: For purposes of this Question 5, the term officer means a president, vice president, secretary, treasurer or principal financial officer, comptroller or principal accounting officer, and any person that routinely performing similar functions.

PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	No. and Class of Securities Now Held	% of Voting Power Prior to Offering
Oleksiy Lyubynskyy	6783222.0 Common Shares	23.6

INSTRUCTION TO QUESTION 6: The above information must be provided as of a date that is no more than 120 days prior to the date of filing of this offering statement.

To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.

BUSINESS AND ANTICIPATED BUSINESS PLAN

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

For a description of our business and our business plan, please refer to the attached Appendix A, Business Description & Plan

INSTRUCTION TO QUESTION 7: Wefunder will provide your company's Wefunder profile as an appendix (Appendix A) to the Form C in PDF format. The submission will include all Q&A items and "read more" links in an un-collapsed format. All videos will be transcribed.

This means that any information provided in your Wefunder profile will be provided to the SEC in response to this question. As a result, your company will be potentially liable for misstatements and omissions in your profile under the Securities Act of 1933, which requires you to provide material information related to your business and anticipated business plan. Please review your Wefunder profile carefully to ensure it provides all material information, is not false or misleading, and does not omit any information that would cause the information included to be false or misleading.

RISK FACTORS

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

8. Discuss the material factors that make an investment in the issuer speculative or risky:

Rentberry's current business model has a solid track record and has assembled a quality team to grow the company. However, it is possible that the company will not be able to successfully implement future components of the business model, such as virtual reality, review and ratings, or the proprietary scoring system. If Rentberry is unable to operationalize these features, or the market does not respond positively to them, some or all of the usefulness of Rentberry platform may be at risk, despite any corrective actions Rentberry may take.

A potential lack of use or public interest in the Rentberry platform and change in the legal and regulatory environment in real estate could negatively impact Rentberry's business operations and revenue streams.

Although Rentberry intends for the Rentberry platform to have the features and specifications, Rentberry may make changes to such features and specifications for any number of reasons.

Rentberry may rely on third parties to develop and build out the platform. Rentberry may be unable to retain third parties with the requisite expertise, and those it does retain may not adequately perform their obligations under an agreement with Rentberry.

Rentberry's success depends on its continued innovation to provide new, and improve upon existing, products and services that make its platform useful for users. If Rentberry is unable to continue offering high-quality, innovative products and services, it may be unable to attract additional users or retain current users, which could harm Rentberry's business, results of operations and financial condition.

In addition, Rentberry's success depends on its ability to continue to attract users to its platform and enhance their engagement with Rentberry's products and services.

Rentberry's existing and potential competitors include, but are not limited to, companies that operate, or could develop, international, national and local real estate, rental mobile applications and websites. These companies could devote greater technical and other resources than Rentberry has available, have a more accelerated timeframe for deployment and leverage their existing user bases and proprietary technologies to provide products and services that users might view as superior to Rentberry's offerings. Any of Rentberry's future or existing competitors may introduce different solutions that attract users or provide solutions similar to Rentberry's but with better branding or marketing resources. If Rentberry is not able to continue to attract users to its platform, Rentberry's business, results of operations and financial condition would be harmed.

Rentberry's future success also substantially depends on the continued use of the internet as the primary medium for the real estate rental marketplace. For any number of reasons, internet use may not continue to develop as Rentberry anticipates. If users begin to access real estate information through other media and Rentberry fails to innovate, its business, results of operations and financial condition may be negatively impacted.

Further, the online residential property rental market, is in early stages of development, and significant shifts in landlord and tenant behaviors occur constantly and rapidly. Rentberry continues to learn a great deal about the market participants as the industry evolves. Rentberry may not successfully anticipate or keep pace with industry changes, and Rentberry may invest considerable financial, personnel and other resources to pursue strategies that do not, ultimately, prove effective such that its business, results of operations and financial condition may be harmed.

Finally, the landlords and tenants that are the potential users of the Rentberry platform are affected by local, regional, national and international economic platform are affected by local, regional, national and international economic conditions and other events and occurrences that affect the market for rental properties. A protracted decline in economic conditions will cause downward pressure on Rentberry's operating margins as a result of lower activity in the rental market.

If Rentberry runs out of cash and not able to successfully monetize the platform and/or raise additional capital, it may need to liquidate the business.

A prolonged downturn in one or more of the economies in the countries where Rentberry operates would result in reduced demand and will affect the ability of Rentberry's platform to generate significant revenue.

Forward looking statements and projections are subject to a number of assumptions, risks and uncertainties which may cause actual results, performance or achievements to be materially different from future results, performance or achievements expressed or implied by these forward-looking statements and projections.

These and other factors could adversely affect the outcome and financial effects of the plans and events of Rentberry and may cause actual results and developments to differ materially from those expressed or implied by such forward-looking statements.

No statement is intended to be nor may be construed as a profit forecast. Prospective investors are cautioned not to invest based on these forward-looking statements and projections.

An investment in Rentberry is speculative and may involve substantial investment and other risks. Such risks may include, without limitation, risk of adverse or unanticipated market developments, risk of market competition, risk with respect to the execution of Rentberry's business objectives, and risk of illiquidity. The performance results of an investment in Rentberry stock can be volatile. No representation is made that the Rentberry will achieve certain performance goals or that any investment in Rentberry will make any profit or will not sustain losses. Past performance is no indication of future results. There may be no secondary market for the Rentberry stock and it may be subject to substantial transfer restrictions.

Rentberry develops new and novel technology. In addition to the risks outlined, there are other risks associated with Rentberry, including those that Rentberry cannot anticipate.

The Company, as are all companies, operating in unprecedented times with the onset of COVID-19 (Coronavirus). The impact that COVID-19 will have on the operations of the business, its financial performance, and its ability to attract and maintain customers and users are all performance factors that, at this time, are uncertain.

The Company currently, in an effort to attract investors, offers certain benefits (rewards/perks), free of charge. For example, membership to the Rentberry platform and/or access to certain functionality is sometimes provided free of charge to certain investors. At some point, however, Rentberry may abandon a membership platform and/or certain functionality may no longer exist on the platform, in which case any benefits (rewards/perks) that have been or are being provided would no longer be benefits.

The Company may change its financial monetization strategy in the future that can drastically impact financial projections. For example, the Company may elect for a longer period to offer free services in order to attract more customers/users. Such decisions may impact the financial plan and projections that were stated earlier by the management.

The Company may never receive a future equity financing that results in the conversion of the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities until they automatically convert to Common Stock. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

Rentberry's future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

INSTRUCTION TO QUESTION 8: Avoid generalized statements and include only those factors that are unique to the issuer. Discussion should be tailored to the issuer's business and the offering and should not repeat the factors addressed in the legends set forth above. No specific number of risk factors is required to be identified.

Ownership and Capital Structure

DESCRIPTION OF ISSUER'S SECURITIES

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Preferred	10000000	0	Yes ⌄
Common	70000000	28779514	Yes ⌄

Class of Security	Securities Reserved for Issuance upon Exercise or Conversion
Warrants:	
Options:	

24. Describe the material terms of any indebtedness of the issuer:

None

INSTRUCTION TO QUESTION 24: name the creditor, amount owed, interest rate, maturity date, and any other material terms.

25. What other exempt offerings has the issuer conducted within the past three years?

Offering Date	Exemption	Security Type	Amount Sold	Use of Proceeds
9/2017	Regulation D, Rule 506(c)	Convertible Note	$2,475,000	General operations
8/2019	Regulation D, Rule 506(b)	SAFE	$2,125,000	General operations
6/2020	Regulation D, 506(c)	SAFE	$742,740	General operations

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12- month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

1. any director or officer of the issuer;
2. any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
3. if the issuer was incorporated or organized within the past three years, any promoter of the issuer;
4. or (4) any immediate family member of any of the foregoing persons.

☐ Yes
☑ No

INSTRUCTIONS TO QUESTION 26: The term transaction includes, but is not limited to, any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) or any series of similar transactions, arrangements or relationships.

Beneficial ownership for purposes of paragraph (2) shall be determined as of a date that is no more than 120 days prior to the date of filing of this offering statement and using the same calculation described in Question 6 of this Question and Answer format.

The term "member of the family" includes any child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the person, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Compute the amount of a related party's interest in any transaction without regard to the amount of the profit or loss involved in the transaction. Where it is not practicable to state the approximate amount of the interest, disclose the approximate amount involved in the transaction.

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history?

☑ Yes
☐ No

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

Rentberry is the first rental platform that allows for all the rental tasks to be done in one place. It offer patented transparent rental application and price negotiation technology.

Rentberry automates all the standard rental tasks from submitting personal information, custom offers and attending virtual tours to eSigning rental agreements and sending maintenance requests. All data is stored in the cloud and can be accessed at anytime.

In five years our goal (which we cannot guarantee) is to have sales in excess of $500M and have 40%+ market share in the US.

Milestones

Rentberry, Inc. was incorporated in the State of Delaware in August 2015.

Since then, we have:

- $12M+ capital raised

- Investors: Zing Capital, 808 Ventures, Beechwood Ventures, and angels from Google, McKinsey and CBRE

- 500k+ monthly active users

- $7 billion market opportunity

- Featured on Forbes, WSJ, Inc, Fox, ABC, and more

- More than 50 leading industry partnerships.

Historical Results of Operations

- *Revenues & Gross Margin.* For the period ended December 31, 2020, the Company had revenues of $38,166 compared to the year ended December 31, 2019, when the Company had revenues of $4,398,259. Our gross margin was 100.00% in fiscal year 2020, compared to 99.99% in 2019.

- *Assets.* As of December 31, 2020, the Company had total assets of $3,712,729, including $2,348,421 in cash. As of December 31, 2019, the Company had $4,084,352 in total assets, including $3,006,637 in cash.

- *Net Income.* The Company has had net loss of $1,935,727 and net income of $1,769,739 for the fiscal years ended December 31, 2020 and December 31, 2019, respectively.

- *Liabilities.* The Company's liabilities totaled $39,910 for the fiscal year ended December 31, 2020 and $412,000 for the fiscal year ended December 31, 2019.

Liquidity & Capital Resources

To-date, the company has been financed with $3,365,000 in convertibles, $2,125,000 in SAFEs and $1,812,740 via Crowdfunding campaign on WeFunder platform conducted in 2020.

Our projected runway is 18-20 months. Additionally, this year, we plan to raise $12M via Reg A+.

The funding is used to continue building active user base, which as of today we have 500k MAU. This year our goal is to have 1M MAU. Also the funds are used to enter new business verticals in the real estate - senior homes and mid-term rental space.

In its next phase, the Company plans to develop a new type of mid-term residential rental market, under the brand "Flexible Living", and offer tenants flexibility in renting properties without security deposits and long-term lease commitment. As part of this plan, the Company intends to acquire properties throughout the United States, Europe and Asia to serve as mid-term rental properties (leasing of minimum three months and maximum one year) on the Rentberry platform.

We will likely require additional financing in order to perform operations over the lifetime of the Company. In 2021, we plan to raise $12M via Reg A+. We do not have additional sources of capital other than historical proceeds from convertible notes, SAFEs, Reg CF crowdfunding campaign and Reg A+ capital raise that we plan to undertake this year. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of the past and future crowdfunding offerings will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses

Rentberry, Inc. cash in hand is $2,091,257, as of April 2021. Over the last three months, revenues have averaged $6,873/month, cost of goods sold has averaged $0/month, and operational expenses have averaged $167,315/month, for an average burn rate of $167,315 per month. Our intent is to be profitable in 2-3 years.

We decided in 2020 make most of the features and functionality free of charge. We were advised to grab large market share now and then come back to monetization at the later stage. In 2020, we successfully achieved 500k+ MAU and this year we plan to achieve 1mln+ MAU.

We have enough capital for 18-20 months runway. In 2021, we plan to raise $12M in additional capital via Reg A+. We have a large number of investors who are interested in Reg A+.

INSTRUCTIONS TO QUESTION 28: The discussion must cover each year for which financial statements are provided. For issuers with no prior operating history, the discussion should focus on financial milestones and operational, liquidity and other challenges. For issuers with an operating history, the discussion should focus on whether historical results and cash flows are representative of what investors should expect in the future. Take into account the proceeds of the offering and any other known or pending sources of capital. Discuss how the proceeds from the offering will affect liquidity, whether receiving these funds and any other additional funds is necessary to the viability of the business, and how quickly the issuer anticipates using its available cash. Describe the other available sources of capital to the business, such as lines of credit or required contributions by shareholders. References to the issuer in this Question 28 and these instructions refer to the issuer and its predecessors, if any.

FINANCIAL INFORMATION

29. Include financial statements covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

Refer to Appendix C, Financial Statements

I, Oleksiy Lyubynskyy, certify that:

(1) the financial statements of Rentberry, Inc. included in this Form are true and complete in all material respects ; and

(2) the tax return information of Rentberry, Inc. included in this Form reflects accurately the information reported on the tax return for Rentberry, Inc. filed for the most recently completed fiscal year.

Oleksiy Lyubynskyy
CEO

OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, include:

- (1) any other material information presented to investors; and
- (2) such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

The Company is using the services of XX as part of its offering. XX is comprised of XX Investments, LLC, XX Team LLC, and the Lead Investors who provide services on behalf of XX Team LLC. The services of XX are available to companies that offer securities through Wefunder Portal LLC and to investors who invest in such companies through Wefunder Portal, but XX is not affiliated with Wefunder Portal or its affiliates.

XX Investments is the Company's transfer agent and also acts as custodian, paying agent, and proxy agent on behalf of all investors that enter into the Custodial and Voting Agreement with XX Investments through the Wefunder Portal website ("Investors"). XX Investments holds legal title to the securities the Company issues through Wefunder Portal (which are uncertificated) on behalf of Investors. Investors, in turn, hold the beneficial interests in the Company's securities. XX Investments keeps track of each Investor's beneficial ownership interest and makes any distributions to the Investors (or other parties, as directed by the Investors).

In addition to the above services, at the direction of XX Team, XX Investments votes the securities and take any other actions in connection with such voting on behalf of the Investors. XX Investments acts at the direction of XX Team, because XX Team holds a power of attorney from each Investor that has entered into the Investor Agreement to make voting decisions on behalf of that Investor. XX Investments will not charge Investors for its services. XX Investments does charge the Company $1,000/year for services; however, those fees may be paid by Wefunder Inc. on behalf of the Company.

As noted, XX Team holds a power of attorney from each Investor that has entered into the Investor Agreement to make voting decisions on behalf of that Investor. Pursuant to the power of attorney, XX Team will make voting decisions and then direct XX Investments to vote and take any other actions in connection with the voting on Investors' behalf. XX Team will act, with respect to the Company, through our Lead Investor, who is a representative of XX Team. As compensation for its voting services, each Investor authorizes XX Investments to distribute to XX Team 10% of any distributions the Investor would otherwise receive from the Company. XX Team will share its compensation with our Lead Investor. XX Team, through our Lead Investor, may also provide consulting services to the Company and may be compensated for these services by the Company; although, fees owed by the Company may be paid by Wefunder Inc. XX Team will share its consulting compensation with our Lead Investor.

The Lead Investor is an experienced investor that we choose to act in the role of Lead Investor, both on behalf of the Company and on behalf of Investors. As noted, the Lead Investor will be a representative of XX Team and will share in compensation that XX Team receives from the Company (or Wefunder Inc. on the Company behalf) or from Investors. The Lead Investor will be chosen by the Company and approved by Wefunder Inc., and the identify of the Lead Investor must be disclosed to Investors before Investors make a final investment decision to purchase the Company's securities. Investors will receive disclosure regarding all fees that may be received by the Lead Investor. In addition to the fees

all fees that may be received by the Lead Investor. In addition to the fees described above, the Lead Investor may receive compensation if, in the future, Wefunder Advisors LLC forms a special purpose vehicle ("SPV") for the purpose of investing in a non-Regulation Crowdfunding offering of the Company. In such a circumstance, the Lead Investor may act as a portfolio manager for that SPV (and as a supervised person of Wefunder Advisors) and may be compensated through that role. Although the Lead Investor may act in multiple roles and be compensated from multiple parties, the Lead Investor's goal is to maximize the value of the Company and therefore maximize the value of the Company's securities. As a result, the Lead Investor's interests should always be aligned with those of the Investors.

Investors that wish to purchase the Company's securities through Wefunder Portal must agree to (1) hire XX Investments to serve as custodian, paying agent, and proxy agent with respect to the Company's securities; (2) give a power of attorney to XX Team to make all voting decisions with respect to the Company's securities; and (3) direct XX Investments to share 10% of the Investor's distribution from the Company with XX Team. The Company may waive these requirements for certain investors with whom the Company has a pre-existing relationship.

The XX arrangement described above is intended to benefit the Company by allowing the Company to reflect one investor of its capitalization table (XX Investments) and by simplifying the voting process with respect to the Company's securities by having one entity (XX Team), through one person (the Lead Investor), make all voting decisions and having one entity (XX Investments) carry out XX Team's voting instruments and any take any related actions. The XX arrangement also is intended to benefit Investors by providing the services of an experienced Lead Investor (acting on behalf of XX Team) who is expected to make value-maximizing decisions regarding Investors' securities. XX Team (acting through the Lead Investor) may further benefit both the Company and Investors by providing consulting services to the Company that are intended to maximize both the value of the Company's business and also the value of its securities.

INSTRUCTIONS TO QUESTION 30: If information is presented to investors in a format, media or other means not able to be reflected in text or portable document format, the issuer should include: (a) a description of the material content of such information; (b) a description of the format in which such disclosure is presented; and (c) in the case of disclosure in video, audio or other dynamic media or format, a transcript or description of such disclosure.

ONGOING REPORTING

32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:

120 days after the end of each fiscal year covered by the report.

33. Once posted, the annual report may be found on the issuer's website at:

https://rentberry.com/reports

The issuer must continue to comply with the ongoing reporting requirements until:

1. the issuer is required to file reports under Exchange Act Sections 13(a) or 15(d);
2. the issuer has filed at least one annual report and has fewer than 300 holders of record;
3. the issuer has filed at least three annual reports and has total assets that do not exceed $10 million;
4. the issuer or another party purchases or repurchases all of the securities issued pursuant to Section 4(a)(6), including any payment in full of debt securities or any complete redemption of redeemable securities; or the issuer liquidates or dissolves in accordance with state law.

APPENDICES

Appendix A: Business Description & Plan

Appendix C: Financial Statements

Financials 1
Financials 2

Appendix D: Director & Officer Work History

Denys Golubovskyi
Oleksandr Kotovskov
Oleksiy Lyubynskyy

Appendix E: Supporting Documents

Add new Form C attachment (admin only)

Signatures

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

The following documents will be filed with the SEC:

Cover Page XML

Offering Statement (this page)

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

Rentberry SAFE

Early Bird Rentberry SAFE Early Bird v3

Appendix C: Financial Statements

Financials 1
Financials 2

Appendix D: Director & Officer Work History

Denys Golubovskyi

Oleksandr Kotovskov

Oleksiy Lyubynskyy

Appendix E: Supporting Documents

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Annual Report and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Rentberry, Inc.

By

Oleksiy Lyubynskyy

CEO

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Annual Report and Transfer Agent Agreement has been signed by the following persons in the capacities and on the dates indicated.

Denys Golubovskyi
CTO
4/19/2021

Oleksandr Kotovskov
Head of Design
4/14/2021

Oleksiy Lyubynskyy
CEO
4/13/2021

Oleksiy Lyubynskyy
CEO
4/13/2021

Oleksiy Lyubynskyy
CEO
4/13/2021

The Annual Report must be signed by the Issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

I authorize Wefunder Portal to submit a Annual Report to the SEC based on the information I provided through this online form and my company's Wefunder profile.

As an authorized representative of the company, I appoint Wefunder Portal as the company's true and lawful representative and attorney-in-fact, in the company's name, place and stead to make, execute, sign, acknowledge, swear to and file a Annual Report on the company's behalf. This power of attorney is coupled with an interest and is irrevocable. The company hereby waives any and all defenses that may be available to contest, negate or disaffirm the actions of Wefunder Portal taken in good faith under or in reliance upon this power of attorney.